AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2026
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ZMW 100 million Fixed Rate Notes	Borrowing	15-Apr-26	30-Apr-26	30-Apr-30	ZMW 100.00	BNP Paribas
USD 50 million Fixed Rate Notes	Borrowing	29-Apr-26	07-May-26	07-May-31	USD 50.00	Toronto Dominion
AUD 43 million Zero Coupon Notes	Borrowing	29-Apr-26	07-May-26	07-May-41	AUD 43.00	Morgan Stanley
USD 50 million Fixed Rate Notes	Borrowing	30-Apr-26	08-May-26	08-May-31	USD 50.00	RBC
USD 120 million Zero Coupon Notes	Borrowing	12-May-26	22-May-26	22-May-41	USD 58.92	JP Morgan
USD 120 million Zero Coupon Notes	Borrowing	12-May-26	22-May-26	22-May-41	USD 58.92	Barclays Capital
AUD 91.1 million Zero Coupon Notes	Borrowing	15-May-26	22-May-26	22-May-41	AUD 40.00	JP Morgan
USD 120 million Zero Coupon Notes	Borrowing	20-May-26	02-Jun-26	02-Jun-41	USD 57.16	BNP Paribas
BRL 15 million Zero Coupon Notes	Borrowing	26-May-26	03-Jun-26	03-Jun-30	BRL 9.53	Daiwa Capital Markets
AUD 400 million Fixed Rate Notes_Tap1	Borrowing	29-May-26	05-Jun-26	22-Jan-31	AUD 400.00	UBS Ag
EUR 1.25 billion Fixed Rate Notes	Borrowing	03-Jun-26	10-Jun-26	10-Jun-33	EUR 1,250.00	JP Morgan, Credit Agricole Corporate & Investment Bank, Natwest, Goldman Sachs
TZS 27 billion Fixed Rate Notes	Borrowing	10-Jun-26	17-Jun-26	18-Dec-28	TZS 27,000.00	Bank of America Merrill Lynch
USD 110 million Zero Coupon Notes	Borrowing	15-Jun-26	23-Jun-26	23-Jun-41	USD 54.05	JP Morgan
BRL 45 million Zero Coupon Notes	Borrowing	16-Jun-26	23-Jun-26	24-Jun-30	BRL 28.45	Daiwa Capital Markets
ZMW 180 million Fixed Rate Notes	Borrowing	18-Jun-26	25-Jun-26	25-Jun-27	ZMW 180.00	Bank of America Merrill Lynch
USD 110 million Zero Coupon Notes	Borrowing	22-Jun-26	29-Jun-26	29-Jun-41	USD 54.25	Morgan Stanley
UGX 25 billion Fixed Rate Notes	Borrowing	23-Jun-26	30-Jun-26	05-Jan-28	UGX 25,204.73	ING Bank

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
SEK 150 million Notes	30-June-1986	30-June-1986	30-June-26	SEK 150.00
AUD 75 million Fixed Rate Notes	23-May-14	02-Jun-14	02-Jun-26	AUD 75.00
AUD 25 million Fixed Rate Notes_Tap 1	09-Jun-15	16-Jun-15	02-Jun-26	AUD 25.00
AUD 30 million Fixed Rate Notes_Tap 2	11-Mar-16	18-Mar-16	02-Jun-26	AUD 30.00
AUD 25 million Fixed Rate Notes_Tap 3	17-Jun-16	24-Jun-16	02-Jun-26	AUD 25.00
AUD 60 million Fixed Rate Notes_Tap 4	29-Jun-16	06-Jul-16	02-Jun-26	AUD 60.00
AUD 35 million Fixed Rate Notes_Tap 5	24-Aug-16	01-Sep-16	02-Jun-26	AUD 35.00
AUD 25 million Fixed Rate Notes_Tap 6	06-Sep-16	13-Sep-16	02-Jun-26	AUD 25.00
AUD 30 million Fixed Rate Notes_Tap 7	31-Oct-16	07-Nov-16	02-Jun-26	AUD 30.00
BRL 200 million Zero Coupon Notes	23-Mar-16	01-Apr-16	01-Apr-26	BRL 200.00
AUD 25 million Fixed Rate Notes_Tap 8	04-Jan-17	11-Jan-17	02-Jun-26	AUD 25.00
AUD 100 million Fixed Rate Notes_Tap 9	17-Aug-21	24-Aug-21	02-Jun-26	AUD 100.00
IDR 15 billion Fixed Rate Notes	22-Mar-21	27-Apr-21	28-Apr-26	IDR 15,000.00
SEK 1 billion Fixed Rate Notes	13-Apr-21	22-Apr-21	22-Apr-26	SEK 1,000.00
NOK 1 billion Fixed Rate Notes	13-Apr-21	22-Apr-21	22-Apr-26	NOK 1,000.00
IDR 15 billion Fixed Rate Notes	21-Apr-21	27-May-21	28-May-26	IDR 15,000.00
AUD 5 million Fixed Rate Notes	18-May-21	26-May-21	26-May-26	AUD 5.00
IDR 15 billion Fixed Rate Notes	20-May-21	29-Jun-21	30-Jun-26	IDR 15,000.00
GBP 600 million Fixed Rate Notes	15-Jun-21	22-Jun-21	22-Jun-26	GBP 600.00
GBP 100 million Fixed Rate Notes_Tap 1	16-Aug-21	23-Aug-21	22-Jun-26	GBP 100.00
INR 75 million Fixed Rate Notes	28-Feb-22	06-Apr-22	07-Apr-26	INR 75.00
INR 80 million Fixed Rate Notes	30-Mar-22	10-May-22	11-May-26	INR 80.00
MXN 21 million Fixed Rate Notes	21-Apr-22	26-May-22	27-May-26	MXN 21.00
USD 50 million Fixed Rate Notes	13-Apr-23	24-Apr-23	24-Apr-26	USD 50.00
USD 50 million Fixed Rate Notes	10-May-23	19-May-23	19-May-26	USD 50.00
HKD 300 million Fixed Rate Notes	19-Mar-25	01-Apr-25	01-Apr-26	HKD 300.00
KES 2.5 billion Fixed Rate Notes	20-Mar-25	01-Apr-25	01-Apr-26	KES 2,500.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 3 billion Fixed Rate Callable Notes due April 2033	13-Mar-03	3-Apr-03	3-Apr-33	JPY 3,000.00	3-Apr-26	Citigroup
JPY 1 billion Fixed Rate Notes Callable due May 2033	15-Apr-03	7-May-03	7-May-33	JPY 1,000.00	7-May-26	Citigroup
JPY 2.1 billion PRDC Notes due June 2033	14-May-03	3-Jun-03	3-Jun-33	JPY 2,100.00	3-Jun-26	Citigroup

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 June 2026.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer